Exhibit 12.1

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest expensed and capitalized	$31,306	$123,833	$134,958	$124,299	$135,819
Amortization of debt premium, discount and expenses	1,178	5,430	6,386	6,566	4,729
Interest from discontinued operations (including capitalized interest)	-	1,027	13,758	12,546	11,790
Estimated interest factor of lease rental charges	1,384	7,034	7,894	8,804	7,124
Preferred dividend requirements of subsidiary	257	759	689	556	798
Total Fixed Charges	$34,125	$138,083	$163,685	$152,771	$160,260

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$(10,153)	$94,751	$(388,381)	$63,112	$164,018
(Earnings) loss of equity investee	4,352	30,145	29,687	(7,581)	-
Earnings from continuing operations before income taxes, non-controlling interest, and investee earnings	(5,801)	124,896	(358,694)	55,531	164,018
Fixed charges as above	34,125	138,083	163,685	152,771	160,260
Interest capitalized	(1,186)	(7,743)	(8,849)	(10,740)	(6,503)
Non-controlling interest in earnings of Valencia	(3,103)	(11,890)	(7,179)	-	-
Preferred dividend requirements of subsidiary	(257)	(759)	(689)	(556)	(798)

Earnings Available for Fixed Charges	$23,778	$242,587	$(211,726)	$197,006	$316,977

Ratio of Earnings to Fixed Charges	0.70 *	1.76	N/M *	1.29	1.98

* The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $10.3 million for the three months ended March 31, 2010 and $375.4 million for the year ended December 31, 2008.